

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 31, 2008

via U.S. Mail and Facsimile

Mr. K.W. Diepholz
President
DynaResource, Inc.
5215 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

Re: DynaResource, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed July 3, 2008
File No. 0-53237

Dear Mr. Diepholz:

We have reviewed your filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement was automatically effective by operation of law on July 14, 2008; however, you have yet to clear all of our comments. Further, we note that you are now reporting company under the Exchange Act of 1934 and must begin filing all reports required by such Act. In this regard, please be attentive to the upcoming filing deadline for your quarterly report for the period ended June 30, 2008.

Description of Business, page 3

2. Tell us why you are disclosing financial information on a cash basis for the years ended 2003, 2004 and 2005. We note from your footnote disclosure that you prepare your financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

3. Tell us and disclose how you acquired effective control of Mineras de DynaResource S.A. de C.V (MinerasDyna). Please be specific in your response and tell us your percentage of ownership in this subsidiary. Please also revise your disclosure in Note 1 of your financial statements.

4. Provide the exemption from registration upon which you relied when you issued 261,581 shares of restricted common stock in 2006.

5. Please refer to Item 101(h)(4)(iv) of Regulation S-K and provide disclosure regarding the competitive conditions affecting your business. If material to your operations, please supplement your risk factor disclosure to address the impact of any competitive conditions.

6. Please indicate clearly after your bullet point list of production activities in 2005 that there were no results of production in 2006 and 2007 because you stopped producing by choice. Further, provide an explanation for why you stopped producing.

Material Agreement Signed to Develop San Jose De Gracia Property, page 4

7. We note that on your website you include a "Notice of Authorizing Formal Agreement" which appears to be a summary of the terms of the agreement described on page 4 of your registration statement. Please explain why, on your website, you state, "$3 M. Expended at SJG, Within 18 Months of September 15, 2006, will acquire 15 % of the Shares of DynaMexico" when in the table on page 4, it appears that only $2,000,000 needs to be expended for Goldgroup to acquire 15% of the Shares of your subsidiary."

8. Revise to remove overly technical terms in your discussion of Phase I and Phase II activities. Rather, provide an overview that highlights the material developments of such activities during these phases to facilitate investors' understanding of your operations. For example, please consolidate your drill hole information into easy to read tables.

Risk Factors, page 7

9.   Remove language that mitigates the risk being disclosed. For example, eliminate phrases commencing with "although" that appear in the first and third risk factors on page 7 and the phrase "while" in the second risk factor discussion under the caption "Title Matters" on page 8. Similarly, remove the phrase in the last risk factor on page 7 regarding your assumptions of being quoted. Revise throughout to state the risks plainly.

10.   Please review your headings to ensure that they are all in the proper format.

11.   Include a risk factor regarding the fact that 50% of your only income generating subsidiary could be owned by Goldgroup Resources, Inc. In this regard, revise to address the risks attendant with an operation that will be governed and managed in part by appointees of Goldgroup Resources, Inc. We note, for example, the obligations contained in Sections 7.3 and 7.9 of the Stock Purchase and Earn-in Agreement.

Management's Discussion and Analysis, page 9

12.   As currently drafted, your MD&A does not provide sufficient discussion and analysis of known material trends, events, demands, commitments and uncertainties and the impact they have had or could have on your operations. Your MD&A should consist of more than a recitation of the financial statements in narrative form. Please revise to provide an analysis of the changes in your financial condition and results of operations.   For example, discuss trends with respect to the price of gold and the impact this has had or may have on your operations. Further, expand your discussion to address why the company chose to pursue exploration and to cease mining production in the fiscal years 2006 and 2007.   Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

13.   Provide greater specificity regarding your proposed capital expenditures. For example, if material to an understanding of your proposed expenditures, revise to specify the proposed budget by line item of expenditure. Revise to quantify the anticipated amounts of funds to be expended and the respective source of funding (i.e. Goldgroup versus the company).

Security Ownership of Certain Beneficial Owners and Management, page 21

14.	Reconcile your table format on page 21 with the format outlined in Item 403 of Regulation S-K. We note in particular that you do not provide a title for the beneficial owners. Further, you do not provide an address for these individuals.

15.	Please explain why there is no strike price for the options held Messrs. Diepholz and Smith. Further, please clarify whether the options listed in your options table are included in the table above of common shares.

Executive Compensation, page 24

16.	We direct your attention to paragraphs (l) through (r) of Item 402 of Regulation S-K which describe the requirements of smaller reporting companies with regard to executive compensation. Please revise your discussion of executive compensation to include all the requirements of paragraphs (l) through (r) of Item 402.

17.	Please reconcile the title of Mr. Diepholz in 2006 with the title of Mr. Smith in 2006. They appear to have had the same title.

18.	Please reconcile the statement on page 24 in which you state, "our sole officer is our only employee" with the table above and with your statement on page 6 that you have 28 employees, three of which are corporate officers.

Certain Relationships and Related Transactions, page 24

19.	File the contracts between the Company and Dynacap Group, Ltd. as exhibits, pursuant to Item 601(b)(10) of Regulation S-K.

20.	Revise your discussion of the compensation paid to Dynacap Group, Ltd. in 2006 and 2007 to clarify the form of compensation. The second paragraph of the section indicates that you have issued shares for services and cash compensation, yet the third paragraph indicates only cash payments to Dynacap Group, Ltd.

Recent Sales of Unregistered Securities, page 25

21.	As required by Item 701 of Regulation S-K, provide the names or class of persons to whom your securities were sold.

Description of Company's Securities to be Registered, page 26

22.	We note your risk factor on page 7 regarding the election of a majority of the directors by the holder of Preferred A shares and possibly "Class B" stock. Please revise your description of your common stock to include all occasions upon which the Preferred A shares or "Class B" stock have priority over the common stock.

Indemnification of Directors and Officers, page 26

23.   We note Article V of your bylaws. Please supplement your disclosure so that you also reference the indemnification provisions of such article.

Exhibits

24.   File the exhibit required by Item 601(b)(21) of Regulation S-K.

25.   Provide an executed copy of Exhibit 99.1. The current exhibit contains neither the effective date nor any signatures.

Financial Statements, page F-2

26.   We note from your Management's Discussion and Plan of Operations that you stopped mining and milling operations at the end of 2005 and you do not expect revenues from mining unless you restart the mine which is not in your short-term plans. We also note that you are concentrating your efforts on exploration and development. Tell us if you are in the Exploration Stage as defined by Industry Guide 7, and if so, please revise your financial statements and footnotes to reflect your exploration stage status.

Consolidated Balance Sheet, page F-2

27.   Please clarify how you determined that it is appropriate to record the entire $3 million received for the 15% of the outstanding shares of DynaMexico that were transferred to Goldgroup. Please clarify why you did not record the 15% of the equity interest in DynaMexico that was transferred as the minority interest, with the excess of the proceeds received recorded as additional paid-in capital.

Consolidated Statement of Operations, page F-3

28.   Revise your presentation to comply with SAB 11.B.

Interim Financial Statements as of and for the Quarter Ended March 31, 2008

Consolidated Statements of Operations, page F-17

29.   Please clarify why you have not reported the losses attributable to your noncontrolling interest (i.e., minority interest) in DynaMexico within your statement of operations for the three months ended March 31, 2008. In addition,

please clarify why the losses in the noncontrolling interest have not been reflected in the reported equity of the minority interest holders on the balance sheet as of March 31, 2008.

Engineering Comments

General

30.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form XXX. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please clarify where you have included this disclaimer on your website in your response.

Management's Discussion and Plan of Operation, page 9

31.   The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Mineral Properties – San Jose De Gracia, page 11

32.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near your property and instead focus the disclosure solely on your company's property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine and remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company's properties.

Northeast Target Area, page 20

33.   We note you refer to parts per billion in relation to soil samples. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

34. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With regard to the financial statements, you may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461. You may contact George K. Schuler at (202) 551-3718 with any engineering questions. Please contact John Madison at (202) 551-3296, or Mellissa Duru at (202) 551-3757 if you have any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: B. Carroll
     C. White
     G. Schuler
     M. Duru
     J. Madison